March 17, 2023

Scott W. Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (the “Trust” or the “Registrant”) File Nos. 811-23570, 333-238475

Dear Mr. Lee:

On January 11, 2023, Simplify Exchange Traded Funds (the “Trust” or the “Registrant”), on behalf of its series, Simplify Commodities Strategy No K-1 ETF (the “Fund”), filed post-effective amendment number 59 to the Trust’s registration statement (the “Amendment”). The Amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, to register shares of the Fund. On February 27, 2023, you provided comments by phone to Kimberly Versace.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf. Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or concurrently with this letter. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus or relevant sections of the prospectus is attached to aid in your review.

General Comments

Comment 1.

(a) Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the Amendment and provide a copy of the letter and a marked prospectus by email.

(b) Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

(c) We remind you that the Fund and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response.

The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Comment 2.

Please supplementally explain the Fund’s name. Specifically, please consider including a description of what the term “No K-1” means.

Response.

The Registrant has revised the principal investment strategy disclosures to include an explanation of the Fund’s name and, in particular, a description of what the term “No K-1” means.

Summary Prospectus

Comment 3.

Please provide a completed fee table and expense example. Supplementally, please confirm that any fee charged for the purchase and redemption of creation units is excluded.

Response.

The Registrant has completed the fee table and expense example in the registration statement. The Registrant confirms that any fee charged for the purchase or redemption of creation units is excluded therefrom.

Comment 4.

A. Please confirm in correspondence that with respect to the subsidiary, (i) the performance fee, if any, will be included in the management fee and that subsidiary’s expenses will be included in Other Expenses in the fee table, (ii) the subsidiary and its board will agree to inspection by the SEC Staff of its books and records maintained in accordance with Section 31 of the 1940 Act, and (iii) the subsidiary and its board will agree to designate an agent for service of process in the United States.

B. With respect to the Cayman subsidiary entity that is a controlled foreign corporation, please supplementally disclose under “Subsidiary” on page 14 of the Prospectus:

(i) that the subsidiary complies with the provisions regarding affiliated transactions and custody under section 17 of the 1940 Act and identify the custodian for each subsidiary; and

(ii) the principal investment strategies and principal risks of a subsidiary are also principal investment strategies and principal investment risks of the Fund and reflect the aggregate operations of the Fund and the subsidiary.

Response.

A. The Registrant confirms with respect to the Subsidiary that, (i) the performance fee, if any, will be included in the management fee and that subsidiary’s expenses will be included in Other Expenses in the fee table, and (ii) the subsidiary and its board will agree to inspection by the SEC Staff of its books and records maintained in accordance with Section 31 of the 1940 Act. The Registrant notes that the Subsidiary, through its directors who are all U.S. citizens, is subject to service of process at the address noted in the Statement of Additional Information. The Registrant also notes that undertakings in the Part C section of the Registration Statement include consent to service of process for the Subsidiary.

B. The Registrant notes that the requested disclosures already appear in the draft Prospectus. Please refer to the first and third paragraphs under “Subsidiary” in the Prospectus.

Comment 5.

With respect to the second paragraph under “Principal Investment Strategies” in the Prospectus, please revise to explain the principal investment strategies in plain English. For example, please explain what type of futures contracts the Fund will invest in and clarify in plain English the term “positive price trend” and how it is determined. Similarly, please clarify the term “negative price trend,” as well as what “positioning” means. Additionally, please explain what relative and absolute momentum signals are.

Response.

The Registrant has revised the Principal Investment Strategies disclosures as requested.

Comment 6.

With respect to the disclosures in the second paragraph under “Principal Investment Strategies” in the Prospectus, please include corresponding risk disclosures for money market funds and collateralized repurchase agreements.

Response.

The Registrant has added risk disclosures for money market funds and collateralized repurchase agreements.

Comment 7.

With respect to the statement that “[t]he Fund may also invest up to 100% of its assets in any short-term U.S. Treasury securities or other high credit quality, short-term fixed-income or similar securities (such as shares of money market funds and collateralized repurchase agreements)”, please clarify if this flexibility is limited to temporary defensive measures. If not, please clarify under what circumstances the Fund may be 100% in such instruments.

Response.

The Adviser has confirmed that the noted flexibility is limited to temporary defensive measures. The Registrant has therefore removed the referenced disclosure from principal investment strategies.

Comment 8.

Please confirm and ensure that Form N1-A Item 9 provides substantively enhanced disclosures and does not merely repeat the disclosures in Item 4.

Response.

The Registrant has made certain revisions to ensure that the disclosures in Item 4 and Item 9 are not identical and that Item 9 provides substantively enhanced disclosures.

Comment 9.

Under Commodity and Currency Risk, please clarify and consider separately commodity risk from currency risk. Further, please clarify if the Fund will invest in both currency and currency futures contracts.

Response.

Upon further review, the Registrant has determined that investment in currency and currency futures are not within the Fund’s principal investment strategies and Registrant has therefore removed related disclosures and revised the referenced paragraph.

Comment 10.

Under Foreign Currency Risk, please confirm that the Fund will have foreign exposure, including foreign currency risk and, if so, please include corresponding strategy disclosure.

Response.

Upon further review, the Registrant has determined that this is not a principal strategy and has removed related disclosures.

Comment 11.

With respect to the Leverage Risk disclosures, the Staff notes that leverage risk is also disclosed as part of Futures Risk. Please include corresponding strategy disclosure as to how the Fund will use leverage and enhance the risk disclosure as appropriate, in particular with regard to leverage beyond the use of futures.

Response.

The Registrant confirms that the Fund’s does not intend to use leverage beyond its use of futures. The Registrant has revised the risk disclosures to so clarify.

Comment 12.

Under Market and Geopolitical Risk, please consider including a disclosure regarding the Russia/Ukraine conflict.

Response.

Upon review, the Registrant does not believe this is a principal risk for the Fund.

Comment 13.

The Subsidiary Investment Risk appears to be duplicative; if so, please delete.

Response.

The Registrant has enhanced the Subsidiary Investment Risk disclosure and as a result it is no longer duplicative.

Comment 14.

With respect to Underlying Fund Risk, the Staff notes that the strategy section does not mention investing in ETFs. Please confirm whether this is a principal risk and, if so, include corresponding strategy disclosure.

Response.

Upon further review, the Registrant has determined that investment in underlying funds is not a principal strategy and has removed related disclosures.

STATUTORY PROSPECTUS

Comment 15.

Please revise Limited History of Operations to state that the Fund has no history of operations, instead of a limited history.

Response.

The requested changes have been made.

Comment 16.

A. Will the Fund use options? If so, please include an Item 4 strategies and risks disclosure.

B. Regarding Over-the-Counter Market Risk, what instruments will be over-the-counter? If relevant, please clarify in Item 4.

Response.

Upon review, the Registrant has confirmed that neither options nor over-the-counter instruments are within the Fund’s principal investment strategies and had removed related disclosures from the Prospectus.

Comment 17.

The strategy disclosures do not mention ETFs or underlying funds. Please include a corresponding strategy disclosure if relevant; otherwise please remove.

Response.

Upon further review, the Registrant has determined that investment in underlying funds is not a principal strategy and has removed related disclosures.

Comment 18.

Please use the defined term Futures Adviser consistently throughout the document.

Response.

The Registrant has made the requested changes.

STATEMENT OF ADDITIONAL INFORMATION

Comment 19.

The SAI indicates that the Fund is non-diversified. Please confirm and provide corresponding strategies and risks as required by Item 4 of Form N1-A.

Response.

The Fund is a diversified series of the Trust and Registrant has corrected the reference to non-diversified in the SAI.

If you have any questions or additional comments, please call the undersigned at (202) 973-2790.

Very truly yours,

/s/ Kimberly Versace

Kimberly Versace

Counsel, Thompson Hine LLP

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